Exhibit 99.1

Investor Contact:

Andrew G. Backman

Global Head of Investor Relations

andrew.backman@kornit.com

Kornit Digital Reports Record Fourth Quarter and Full-Year 2021 Results

●	Record fourth quarter revenue of $87.5 million, net of non-cash warrants impact of $7.9 million; Full-Year 2021 revenue up 67% year-over-year to $322.0 million, net of non-cash warrants impact of $25.4 million

●	Fourth quarter GAAP net income of $1.0 million; Full-Year 2021 GAAP net income of $15.5 million

●	Fourth quarter Non-GAAP net income of $6.4million, net of non-cash warrants impact of $7.9 million; Full-Year 2021 Non-GAAP net income of $36.1million, net of non-cash warrants impact of $25.4 million

●	Fourth quarter cash from operations of $9.3 million; Full-Year 2021 cash from operations of $52.5 million

●	Record quarter for consumables and services, driven by a strong peak season

●	Strong system sales in fourth quarter with ATLAS MAX exceeding expectations

●	Entering 2022 with very strong backlog and visibility

●	Major new product introductions starting in first quarter 2022

Rosh-Ha’Ayin, Israel – February 15, 2022 – Kornit Digital Ltd. (NASDAQ: KRNT), a worldwide market leader in sustainable, on-demand, digital fashionx and textile production technologies, reported today results for the fourth quarter and full year ended December 31, 2021.

“2021 was a pivotal year for Kornit,” said Ronen Samuel, Kornit Digital’s Chief Executive Officer. “What we accomplished this past quarter, and over the entire year, reflects outstanding execution on the huge market opportunity we are pursuing and the strength of our unique business model. The mega trends that have been fueling our business are intensifying, traditional textile supply chains are completely broken at this point, and the need for digital on-demand, sustainable production continues accelerating.”

Mr. Samuel added, “We enter 2022 for what will be one of the busiest and most exciting years in the history of Kornit; a year with strong growth and a remarkable pipeline of ground-breaking new product introductions, starting already in the first quarter. We have never been in a better position as a company and we are extremely confident in our ability to meet our $1B revenue goal by 2026, if not before.”

The following table compares the adverse, non-cash impact that the Company’s outstanding warrants had on the Company’s results of operations during the fourth quarters of 2021 and 2020, respectively:

Fourth Quarter Warrants Impact

	Three Months Ended
	December 31,
	2021				2020
	Net of Warrants Impact		Warrants Impact		Net of Warrants Impact		Warrants Impact

Revenue	$87.5	M	$7.9	M	$72.3	M	$1.8	M
Non-GAAP Gross Margin	49.6%		4.2%		51.8%		1.2%
Non-GAAP Operating Margin	5.8%		7.7%		16.3%		2.1%
Non-GAAP Net Margin	7.3%		7.6%		16.0%		2.0%
Non-GAAP Diluted Earnings Per Share	$0.13		$0.16		$0.24		$0.04

The following table compares the adverse, non-cash impact that the Company’s outstanding warrants had on the Company’s results of operations during the full-years 2021 and 2020, respectively:

Full-Year Warrants Impact

	Year Ended
	December 31,
	2021				2020
	Net of Warrants Impact		Warrants Impact		Net of Warrants Impact		Warrants Impact

Revenue	$322.0	M	$25.4	M	$193.3	M	$5.4	M
Non-GAAP Gross Margin	48.2%		3.8%		46.7%		1.4%
Non-GAAP Operating Margin	9.4%		6.6%		2.7%		2.6%
Non-GAAP Net Margin	11.2%		6.5%		4.7%		2.5%
Non-GAAP Diluted Earnings Per Share	$0.74		$0.51		$0.21		$0.12

“We ended 2021 with an outstanding fourth quarter and entered 2022 with a strong backlog and pipeline,” said Alon Rozner, Kornit Digital’s Chief Financial Officer. “We generated record cash flow from operations in 2021, successfully navigated global supply chain pressures, and delivered on our commitments to our customers. We continue to invest in the business to capitalize on the enormous opportunities we see and to accelerate growth. Our good visibility into the business, combined with our experienced team, gives us the confidence that we can deliver on our commitments for the balance of 2022 and into 2023.”

Fourth Quarter 2021 Results of Operations

●	Total revenue for the fourth quarter of 2021 was $87.5 million, net of $7.9 million attributed to the non-cash impact of warrants, compared to $72.3 million, net of $1.8 million attributed to the non-cash impact of warrants in the prior year period.

●	GAAP net income for the fourth quarter of 2021 was $1.0 million, or $0.02 per diluted share, compared to $5.9 million, or $0.12 per share, for the fourth quarter of 2020.

●	Non-GAAP net income for the fourth quarter of 2021 was $6.4 million, or $0.13 per diluted share, net of $0.16 per diluted share attributed to the non-cash impact of warrants, compared to non-GAAP net profit of $11.5 million, or $0.24 per diluted share, net of $0.04 per diluted share attributed to the non-cash impact of warrants, for the fourth quarter of 2020.

Full-Year 2021 Results of Operations

●	Total revenue for the full-year 2021 revenue was $322.0 million, net of $25.4 million attributed to the non-cash impact of warrants, compared to $193.3 million, net of $5.4 million attributed to the non-cash impact of warrants in the prior year period.

●	GAAP net income for the full-year 2021 was $15.5 million, or $0.32 per diluted share, compared to net loss of $4.8 million, or $0.11 per basic share, for the full-year 2020.

●	Non-GAAP net income for the full-year 2021 was $36.1 million, or $0.74 per diluted share, net of $0.51 per diluted share attributed to the non-cash impact of warrants, compared to $9.0 million, or $0.21 per diluted share, net of $0.12 per diluted share attributed to the non-cash impact of warrants, for the full-year 2020.

First Quarter 2022 Guidance

For the first quarter of 2022, the Company expects revenue to be in the range of $87 million to $91 million, and non-GAAP operating income to be in the range of 7% to 9% of revenue, and EBITDA Margins to be in the range of 9% to 11%. Consistent with past practice, this guidance excludes the impact of the fair value of issued warrants in the quarter.

The Company noted it expects higher operating margins in the second, third, and fourth quarters of 2022 versus the first quarter, and operating margins in the second half quarters to be in the mid-teens.

Fourth Quarter and Full-Year 2021 Earnings Conference Call Information

The Company will host a conference call today at 8:30 a.m. ET, or 3:30 p.m. Israel time, to discuss the results, followed by a question-and-answer session with the investment community.

A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-877-407-0792 or +1-201-689-8263. The toll-free Israeli number is 1-809-406-247. The confirmation code is 13726556.

To listen to a replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter confirmation code 13726556. The telephonic replay will be available beginning at 11:30 a.m. ET on Tuesday, February 15, 2022, until 11:59 p.m. ET on Tuesday, March 1, 2022. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words. These forward-looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events, or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the Company’s degree of success in developing, introducing and selling new or improved products and product enhancements including specifically the Company’s Poly Pro and Presto products; the extent of the Company’s ability to consummate sales to large accounts with multi-system delivery plans; the degree of the Company’s ability to fill orders for Kornit’s systems; the extent of the Company’s ability to continue to increase sales of Kornit’s systems, ink and consumables; the extent of the Company’s ability to leverage Kornit’s global infrastructure build-out; the development of the market for digital textile printing; the availability of alternative ink; competition; sales concentration; changes to the Company’s relationships with suppliers; the extent of the Company’s success in marketing; the duration and severity of, and the degree of recovery from, the global COVID-19 pandemic, which could potentially impact once again, in a material adverse manner, the Company’s operations, financial position and cash flows, and those of the Company’s customers and suppliers; and those additional factors referred to under “Risk Factors” in Item 3.D of the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the U.S. Securities and Exchange Commission, or SEC, on March 25, 2021, and to be described in Item 3.D of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, which is expected to be filed with the SEC in March 2022. Any forward-looking statements in this press release are made as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.

The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with GAAP. Kornit urges investors to review the reconciliation of non-GAAP financial measures to the comparable GAAP financial measures included below, and not to rely on any single financial measures to evaluate its business. A reconciliation for non-GAAP operating income guidance set forth above is not provided because, as forward-looking statements, such reconciliation is not available without unreasonable effort due to the high variability, complexity, and difficulty of estimating certain items such as charges to share-based compensation expense and currency fluctuations which could have an impact on its consolidated results. Kornit believes the information provided is useful to investors because it can be considered in the context of Kornit’s historical disclosures of this measure.

Non-GAAP Discussion Disclosure

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude the impact of share-based compensation expenses, acquisition related expenses, foreign exchange differences associated with ASC 842, amortization of acquired intangible assets, and the related tax effect of the foregoing. The purpose of such adjustments is to provide an indication of the Company’s performance exclusive of non-cash charges and other items that are considered by management to be outside of the Company’s core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage, and evaluate the Company’s business and make operating decisions, and the Company believes that they are useful to investors as a consistent and comparable measure of the ongoing performance of the Company’s business. However, the Company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Kornit

Kornit Digital (NASDAQ: KRNT) is a worldwide market leader in sustainable, on-demand, digital fashionx and textile production technologies. The company is writing the operating system for fashion with end-to-end solutions including digital printing systems, inks, consumables, and an entire global ecosystem that manages workflows and fulfillment. Headquartered in Israel with offices in the USA, Europe, and Asia Pacific, Kornit Digital serves customers in more than 100 countries and states worldwide. To learn more about how Kornit Digital is boldly transforming the world of fashion and textiles, visit www.kornit.com.

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31,	December 31,
	2021	2020
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$611,551	$125,777
Short-term bank deposit	9,168	224,804
Marketable securities	28,116	13,718
Trade receivables, net	49,797	51,566
Inventory	63,017	52,487
Other accounts receivable and prepaid expenses	14,863	9,178
Total current assets	776,512	477,530

LONG-TERM ASSETS:
Marketable securities	$149,269	$71,636
Deposits and other long-term assets	856	395
Severance pay fund	357	337
Deferred taxes	9,551	5,096
Property,plant and equipment, net	45,046	29,255
Operating lease right-of-use assets	25,155	21,053
Intangible assets, net	10,063	7,221
Goodwill	25,447	16,466
Total long-term assets	265,744	151,459

Total assets	$1,042,256	$628,989

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$47,617	$32,016
Employees and payroll accruals	22,482	15,022
Deferred revenues and advances from customers	5,401	27,019
Operating lease liabilities	5,058	3,957
Other payables and accrued expenses	17,499	11,613
Total current liabilities	98,057	89,627

LONG-TERM LIABILITIES:
Accrued severance pay	$1,543	$1,214
Operating lease liabilities	21,900	18,688
Other long-term liabilities	1,203	443
Total long-term liabilities	24,646	20,345

SHAREHOLDERS’ EQUITY	919,553	519,017

Total liabilities and shareholders’ equity	$1,042,256	$628,989

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Year Ended		Three Months Ended
	December 31,		December 31,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)

Revenues
Products	$282,637	$164,918	$75,955	$61,382
Services	39,369	28,413	11,593	10,909
Total revenues	322,006	193,331	87,548	72,291

Cost of revenues
Products	132,730	75,040	34,273	24,923
Services	37,365	30,490	10,888	10,424
Total cost of revenues	170,095	105,530	45,161	35,347

Gross profit	151,911	87,801	42,387	36,944

Operating expenses:
Research and development, net	43,729	31,464	12,993	9,251
Sales and marketing	58,752	36,405	18,036	11,030
General and administrative	36,637	26,661	11,665	7,704
Total operating expenses	139,118	94,530	42,694	27,985
Operating income (loss)	12,793	(6,729)	(307)	8,959
Financial income (expenses), net	2,599	3,498	(36)	(929)
Income (loss) before taxes on income (tax benefit)	15,392	(3,231)	(343)	8,030

Taxes on income (benefit)	(135)	1,552	(1,297)	2,129
Net income (loss)	15,527	(4,783)	954	5,901

Basic net income (loss) per share	$0.33	$(0.11)	$0.02	$0.13

Weighted average number of shares used in computing basic net income (loss) per share	47,079,358	42,286,275	47,778,868	45,941,153

Diluted net income (loss) per share	$0.32	$(0.11)	$0.02	$0.12

Weighted average number of shares used in computing diluted net income (loss) per share	48,600,095	42,286,275	48,926,240	47,226,835

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Year Ended		Three Months Ended
	December 31,		December 31,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)

Revenues	$322,006	$193,331	$87,548	$72,291

GAAP cost of revenues	$170,095	$105,530	$45,161	$35,347
Cost of product recorded for share-based compensation (1)	(1,355)	(1,056)	(355)	(284)
Cost of service recorded for share-based compensation (1)	(1,105)	(771)	(355)	(203)
Intangible assets amortization on cost of product (3)	(337)	(100)	(176)	(25)
Intangible assets amortization on cost of service (3)	(640)	-	(160)	-
Coronavirus one time impact (4)	-	(520)	-	-
Non-GAAP cost of revenues	$166,658	$103,083	$44,115	$34,835

GAAP gross profit	$151,911	$87,801	$42,387	$36,944
Gross profit adjustments	3,437	2,447	1,046	512
Non-GAAP gross profit	$155,348	$90,248	$43,433	$37,456

GAAP operating expenses	$139,118	$94,530	$42,694	$27,985
Share-based compensation (1)	(12,673)	(8,209)	(3,454)	(2,239)
Acquisition related expenses (2)	(960)	(648)	(766)	-
Intangible assets amortization (3)	(433)	(712)	(97)	(90)
Coronavirus one time impact (4)	-	69	-	-
Non-GAAP operating expenses	$125,052	$85,030	$38,377	$25,656

GAAP Financial income (expenses), net	$2,599	$3,498	$(36)	$(929)
Foreign exchange losses associated with ASC 842	336	1,320	638	1,292
Non-GAAP Financial income, net	$2,935	$4,818	$602	$363

GAAP Taxes on income (benefit)	$(135)	$1,552	$(1,297)	$2,129
Tax effect on to the above non-GAAP adjustments	302	706	2,256	360
Deferred tax benefit based on an Israeli statutory tax rate	(3,035)	(1,259)	(1,675)	(1,869)
Non-GAAP Taxes on income (benefit)	$(2,868)	$999	$(716)	$620

GAAP net income (loss)	$15,527	$(4,783)	$954	$5,901
Share-based compensation (1)	15,133	10,036	4,164	2,726
Acquisition related expenses (2)	960	648	766	-
Intangible assets amortization (3)	1,410	812	433	115
Coronavirus one time impact (4)	-	451	-	-
Foreign exchange losses associated with ASC 842	336	1,320	638	1,292
Tax effect of the above non-GAAP adjustments	(302)	(706)	(2,256)	(360)
Deferred tax benefit at the Israeli statutory tax rate	3,035	1,259	1,675	1,869
Non-GAAP net income	$36,099	$9,037	$6,374	$11,543

GAAP diluted earning (loss) per share	$0.32	$(0.11)	$0.02	$0.12

Non-GAAP diluted earning per share	$0.74	$0.21	$0.13	$0.24

Weighted average number of shares

Shares used in computing GAAP diluted net earning (loss) per share	48,600,095	42,286,275	48,926,240	47,226,835

Shares used in computing Non-GAAP diluted net earning (loss) per share	48,836,435	43,712,110	49,163,475	47,556,867

(1) Share-based compensation
Cost of product revenues	$1,355	$1,056	$355	$284
Cost of service revenues	1,105	771	355	203
Research and development	2,685	1,712	875	469
Selling and marketing	5,005	2,893	1,354	743
General and administrative	4,983	3,604	1,225	1,027
	15,133	10,036	4,164	2,726
(2) Acquisition related expenses
General and administrative	$960	$648	$766	$-
	960	648	766	-
(3) Intangible assets amortization
Cost of product revenues	$337	$100	$176	$25
Cost of service revenues	640	-	160	-
Research and development	-	350	-	35
Selling and marketing	433	362	97	55
	1,410	812	433	115

(4) Coronavirus one time impact
Cost of product revenues	$-	$527	$-	$-
Cost of service revenues	-	(7)	-	-
Research and development	-	(57)	-	-
Selling and marketing	-	(1)	-	-
General and administrative	-	(11)	-	-
	-	451	-	-

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Twelve Months Ended		Three Months Ended
	December 31,		December 31,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
Cash flows from operating activities:

Net income (loss)	$15,527	$(4,783)	$954	$5,901
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	6,967	4,711	2,022	1,300
Fair value of warrants deducted from revenues	25,423	5,366	7,855	1,802
Share-based compensation	15,133	10,036	4,164	2,726
Amortization of premium and accretion of discount on marketable securities, net	1,279	395	2,899	147
Realized gain on sale of marketable securities	(32)	(503)	-	-
Change in operating assets and liabilities:
Trade receivables, net	1,782	(9,529)	69	(1,596)
Other accounts receivables and prepaid expenses	(5,303)	(2,333)	(3,450)	(718)
Inventory	(13,128)	(15,827)	(9,363)	(6,298)
Operating leases right-of-use assets and liabilities, net	211	1,265	608	1,265
Deferred taxes	(4,280)	2,177	(2,414)	3,000
Deposits and other long term assets	(110)	54	(34)	16
Trade payables	14,034	6,864	16,434	6,293
Employees and payroll accruals	9,698	6,366	820	2,048
Deferred revenues and advances from customers	(21,668)	24,286	(6,318)	16,623
Other payables and accrued expenses	5,862	4,822	(4,617)	2,702
Accrued severance pay, net	309	143	201	62
Other long - term liabilities	760	(877)	(496)	(925)
Loss from sale and disposal of property, plant and Equipment	-	139	-	64
Foreign currency translation loss on inter company balances with foreign subsidiaries	-	(362)	-	(68)

Net cash provided by operating activities	52,464	32,410	9,334	34,344

Cash flows from investing activities:

Purchase of property, plant and equipment	$(15,301)	$(13,489)	$(5,877)	$(2,731)
Investment in equity securities	(351)	-	(351)	-
Acquisition of intangible assets and capitalization of software development costs	(130)	(121)	(130)	-
Proceeds from sale of property, plant and equipment	-	4	-	-
Cash paid in connection with acquisition, net of cash acquired	(14,991)	(15,535)	-	(476)
Investment in (proceeds from) bank deposits	215,636	(129,804)	231,935	(172,996)
Proceeds from sale of marketable securities	1,000	58,532	-	-
Proceeds from maturity of marketable securities	13,526	21,706	4,222	1,700
Investment in marketable securities	(110,458)	(35,923)	(66,148)	(17,381)

Net cash provided by (used in) investing activities	88,931	(114,630)	163,651	(191,884)

Cash flows from financing activities:

Proceeds from public offering, net of issuance cost	$341,799	$162,720	$341,799	$-
Payment of deferred issuance cost	-	(739)	-	(739)
Exercise of employee stock options	4,818	5,660	677	718
Payments related to shares withheld for taxes	(2,238)	(596)	(576)	(514)
Net cash provided by financing activities	344,379	167,045	341,900	(535)

Foreign currency translation adjustments on cash and cash equivalents	$-	$209	$-	$172
Increase (decrease) in cash and cash equivalents	485,774	85,034	514,885	(157,903)
Cash and cash equivalents at the beginning of the period	125,777	40,743	96,668	283,680
Cash and cash equivalents at the end of the period	611,551	125,777	611,552	125,777

Non-cash investing and financing activities:

Purchase of property and equipment on credit	2,461	1,904	2,461	1,904
Inventory transferred to be used as property and equipment	2,621	990	1,690	167
Property, plant and equipment transferred to be used as inventory	4	115	-	64
Acquisition costs on credit	73	-	-	-
Receipt on account of shares	44	2,929	(94)	160
Lease liabilities arising from obtaining right-of-use assets	5,688	-	4,170	-